July 13, 2007

Mr. Daniel L. Gordon

Mr. Eric C. McPhee

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Fax Number (202) 772-9210

Re:	Thornburg Mortgage, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2006
File No. 1-11914

Dear Mr. Gordon and Mr. McPhee:

We are in receipt of your comment letter dated June 28, 2007. In this letter, we are responding to items numbered 1 and 2 in your comment letter.

The following is the text of your comment along with our response, with the latter typed in bold font:

Form 10-K for the Year Ended December 31, 2006 (“Form 10-K”)

Note 1 – Organization and Significant Accounting Policies, page F-9 Credit risk and allowance for loan losses, page F-12

1.	Please provide us with a detailed analysis supporting your allowance for loan losses at December 31, 2006. Your response should include, but not be limited to, a discussion of the following:

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The table on F-19 indicates that at December 31, 2005, your allowance for loan losses on ARM loans was approximately 95% of the balance of ARM loans 60 days or more delinquent, while at December 31, 2006 your allowance was only approximately 67% of the balance of ARM loans 60 days or more delinquent. Please explain the reason for this decline, and specifically address any unreserved amounts for loans that are in bankruptcy and foreclosure.

The decline in the percentage of delinquent loans reserved from 95% at December 31, 2005 to 67% at December 31, 2006 is the result of an adjustment to the default rate and loss severity assumptions in our credit loss model. The specific reason for the changes in assumptions is discussed below after some background on our loan portfolio and loss and delinquency experience. The 21 loans in bankruptcy and foreclosure were assessed individually by our Delinquency Committee whose members include our Chief Operating Officer, Chief Financial Officer, Chief Lending Officer and other senior managers and it was determined that our reserves were adequate for these loans. While the circumstances of each loan were reviewed individually, the combined loan-to-value ratio of these loans of 68% supports management’s assessment. We believe we could liquidate the majority of these properties at no loss and the expected losses on the remaining properties are adequately reserved.

We originate and purchase first mortgage loans collateralized by single-family residential properties for our portfolio. All of these loans are underwritten to “A” or prime quality standards that are expected to result in a high quality, low credit risk loan portfolio. We have been purchasing bulk loans from other originators since 1997, acquiring loans from correspondent lenders since 1999 and originating loans through our wholesale channel since 2006. Over this period of time, we have acquired $33.7 billion of loans, of which $23.2 billion remained in our portfolio at December 31, 2006. Over this same period of time, we realized loan losses totaling $174,000; we have not experienced a loan loss since 2001.

At December 31, 2006, the average loan in our portfolio had a balance of $612,000, a FICO score of 743 and an effective original loan-to-value ratio of 67% at the time of origination. Our 60-day plus delinquent loans and real-estate owned properties were 11 basis points of our loan portfolio at December 31, 2006 compared to 214 basis points for the industry’s conventional prime ARM loans according to statistics maintained by the Mortgage Bankers Association.

While we have not yet experienced meaningful credit losses and our delinquency experience is well below industry benchmarks, management believes actual losses are probable in our portfolio because industry experience over a variety of credit cycles indicates losses are probable. In addition, 38% of our loan portfolio at December 31, 2006 was composed of loans with an unpaid principal balance in excess of $1,000,000 which may indicate a higher dollar value of loss severity compared to conventional ARM prime loans. Management believes that our lack of loss history is the result of an extraordinarily favorable environment and the relative lack of seasoning of our portfolio. 100% of our loan portfolio was originated after 2001. At December 31, 2006, the average age of our loan portfolio was 23 months. During 2002-2005, there was an extraordinarily favorable environment in that low long term interest rates, rapid housing appreciation and increased credit availability facilitated frequent refinances by borrowers enabling them to reduce interest rate exposure, reduce monthly payments, release home equity or forego default.

Absent a meaningful history of losses in our own portfolio, we have based the allowance for loan losses in our credit loss model on industry life of loan credit loss data for prime quality jumbo ARM loans similar in characteristics to those in our loan portfolio which were originated in a variety of credit cycles. Based on industry data and the seasoning characteristics of our portfolio, the standard default curve implies approximately 75 basis points of our ARM loan portfolio will go into default within the following two years. Industry studies have determined default rates for jumbo ARM loans to be between 50% and 70% of the standard default curve and the severity of losses to range from 20% to 40% in jumbo ARM loans. Our credit loss model creates a matrix after applying a range of assumptions regarding the default rate and loss severity to our mortgage loan portfolio and projects the probable losses to be realized in the loan portfolio over a two-year time horizon for the given assumptions. By policy, our allowance for loan losses must fall within the range determined by the model for the assumptions determined to be appropriate by senior management. In 2005, our loss model assumed a default rate of 55% of the standard default expectancy, and a loss severity rate of 25%, both assumptions at the low end of the industry range since our loan loss experience to date had also been at the low end of the industry range. In 2006, because we had realized no additional losses and our delinquency statistics remained relatively unchanged (9 basis points of ARM loans at 12/31/06 as compared to 8 basis points at 12/31/05), we further adjusted our assumptions to a default range of 45% to 55% of the standard default expectancy and a loss severity range of 20% to 30%. This accounts for the decrease in the reserve from 95% of delinquent loans at 12/31/05 to 67% at 12/31/06 noted in your comment. We believe that our continuing lack of loss experience and exceptionally low number of delinquencies demonstrates the thoroughness of our underwriting process and justified the changed assumptions.

We would also like to note that we are continuing to assess our assumptions in 2007 based on market credit events and our own experience. We have had no realized loan losses to date in 2007. Our 60-day plus delinquencies and real-estate owned properties remained at 11 basis points of our loan portfolio at March 31, 2007 while the industry’s conventional prime ARM loan delinquency ratio increased to 232 basis points according to statistics maintained by the Mortgage Bankers Association. We do expect to report a modest increase in our delinquencies to approximately 21 basis points at June 30, 2007 and also expect to report some modest losses in 2007. At present, we continue to provide for loan losses based on the same assumptions in place at December 31, 2006 and our Delinquency Committee continues to assess each individual loan for loss expectation. We will adjust our allowance for loan losses as management determines is necessary based on any new information and experience in order to adequately reserve for probable loan losses in our portfolio.

•

On page 31 you indicate that 54 underlying loans in your Purchased Securitized Loans were 60 days or more delinquent and had an aggregate balance of $53.2 million, yet it appears you have not recorded any allowance for losses related to these loans. Please tell us why you believe no additional allowance is necessary at December 31, 2006.

Our Purchased Securitized Loans are loans originated and securitized by third parties. We have purchased all principal classes of the securitizations, including the subordinated classes. These purchased securities are accounted for at fair value as available-for-sale debt securities under Statement of Financial Accounting Standards (“SFAS”) 115, “Accounting for Certain Investments in Debt and Equity Securities”. Therefore, it is not appropriate under generally accepted accounting principles to record an allowance for loan losses as we would if they were our own originated loans classified as held-for-investment. However, because we own all the subordinated classes and, as a result, have all the credit exposure on the underlying loans, we have chosen to categorize the Purchased Securitized Loans separately from our other purchased ARM securities and to disclose the delinquencies in the loans collateralizing the securities in our Form 10-K and Form 10-Q filings in order to provide the users of our financial statements with a more transparent view of this credit exposure.

As described on pages 27-28, the purchase price of the subordinate classes includes a discount for probable credit losses and, based on management’s judgment, the portion of the purchase discount which reflects the estimated unrealized loss on the securities due to credit risk is treated as a non-accretable discount. We review the Purchased Securitized Loans monthly for impairment and record or adjust non-accretable discounts accordingly. At December 31, 2006, the non-accretable discount totaled $15.1 million. Non-accretable discounts are increased by recognizing an impairment loss through earnings when management determines that there is a decline in the fair value of a Purchased Securitized Loan that is considered other than temporary and decreased when there is improvement in the risk exposures. Any such determinations are based on management’s assessment of numerous factors affecting the fair value of Purchased Securitized Loans, including, but not limited to, current economic conditions, potential for natural disasters, delinquency trends, credit losses to date on underlying mortgages and remaining credit protection. If management ultimately concludes that the non-accretable discounts will not represent realized losses, the balances are accreted into earnings over the remaining life of the loan under the interest method in accordance with SFAS 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans”. Note 2 on page F-18 provides a rollforward of the non-accretable discount for 2006 and 2005 activity.

Critical Accounting Policies and Estimates, page 27

2.	For your mortgage investments for which there is not a ready market please provide us with the significant assumptions used to estimate their fair value. Also, tell us the amount of investments that are estimated using models.

As noted on page 28 of our Form 10-K, we have estimated the fair value of certain adjustable–rate mortgage (“ARM”) securities when market prices were not available from third-party pricing services or dealers that make markets in those instruments. In accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, our ARM securities are accounted for as available-for-sale with the unrealized gains and losses reported in other comprehensive income as a component of shareholders’ equity.

At December 31, 2006, ARM securities with fair values estimated internally were as follows (dollars in thousands):

	Count at 12/31/06	Percentage	Fair value at 12/31/06	Percentage
Securities valued internally	134	14%	$5,025,295	18%
Securities valued with third-party market prices	826	86%	23,286,021	82%
Total ARM securities	960	100%	$28,311,316	100%

When we are unable to get a market price from a third party, we estimate the fair value internally. We first look to identify a similar security in our portfolio for which we were able to get a third-party market price. In identifying similar securities, we look for similar interest coupon, product type, credit rating, seasoning and duration. We then use the third-party market price of the similar security to value the security for which there was no third-party quote. Our objective is to use the third-party quote as the primary valuation indicator; however, at December 31, 2006, there were approximately 25 securities for which we were unable to identify a similar security in our portfolio. For those securities, we reviewed recent market transactions of similar securities or made inquiries of broker-dealers that trade similar securities and used the data obtained to calculate a market price based on a yield or spread target. At December 31, 2006, 98% of the securities valued internally were agency securities guaranteed by Fannie Mae or Freddie Mac or rated AAA or AA by either Standard & Poor’s Corporation or Moody’s Investors Services, Inc.

In accordance with SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” we account for our commitments to purchase correspondent and bulk ARM loans at fair value. At December 31, 2006, the fair value of our commitments to purchase correspondent loans totaled a loss of $1.1 million. We had no commitments to purchase bulk loans at December 31, 2006. We calculate the fair market value of our purchase commitments using rate sheets (loan pricing sheets) that we publish and disseminate to our correspondent lenders. Because we enter into commitments to purchase millions of dollars of loans from over 250 correspondents on a daily basis, we make every effort to ensure that the pricing we publish is based on market values for similar loan products and similar investment opportunities. To that end, management evaluates our pricing for loan commitments by looking at pricing for like products available from other investors/competitors and using third-party surveys to gauge our relative competitiveness and position within the market. We continually evaluate our rate sheet pricing relative to other investment opportunities available in the secondary markets, such as acquiring bulk packages of loans.

In connection with the above responses, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that you find the above responses appropriate. We would be pleased to set up a conference call to discuss this item if that would be helpful to you.

Sincerely,

/s/ Clarence G. Simmons

Clarence G. Simmons

Senior Executive Vice President and Chief Financial Officer

Thornburg Mortgage, Inc.

cc:	Mr. Steve Newton, HellerEhrman LLP

Ms. Cynthia Reinhart, KPMG, LLP

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